WEBUY GLOBAL LTD

18 Tampines Industrial Crescent #04-03

Space@Tampines

Singapore 528605

May 16, 2023

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Kate Beukenkamp

Re:	WEBUY GLOBAL LTD Registration Statement on Form F-1 Submitted May 3, 2023 CIK No. 0001946703

Dear Ms. Beukenkamp:

This letter is in response to the letter from the Staff (the “Staff’”) of the U.S. Securities and Exchange Commission (“Commission”), dated May 9, 2023, in which you provided comments to Registration Statement on Form F-1 (the “Registration Statement”) of WEBUY GLOBAL LTD (the “Company”) submitted to the U.S. Securities and Exchange Commission on May 3, 2023. On the date hereof, the Company has filed with the Commission an Amendment to the Registration Statement on Form F-1 (“Amendment No. 1”). We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Registration Statement on Form F-1 filed May 3, 2023

Capitalization, page 36

1.	Please revise to include outstanding convertible notes payable in your capitalization table.

RESPONSE: We respectfully advise the Staff that we have revised the disclosure in Capitalization section on page 36.

Dilution, page 37

2.

We are reissuing comment 7 from our letter dated October 17, 2022. Please include a comparison of the public contribution under the proposed public offering and the effective cash contribution of officers, directors, promoters and affiliated persons. Refer to Item 9.E of Form 20-F.

RESPONSE: We respectfully advise the Staff that we have revised the Dilution section on page 38 to include a comparison of the public contribution under the proposed public offering and the effective cash contribution of officers, directors, promoters and affiliated persons.

Principal Shareholders, page 99

3.

We note your response to prior comment 2, including that voting and dispositive power over Wavemaker Pacific 3, L.P.'s investment decisions is determined by approval of a majority of the three board members of this entity. Similarly, Rocket Internet Capital Partners ii Scs's investment decisions are controlled by its five board members. Please revise your disclosure to identify the natural persons comprising the board members of each respective entity.

RESPONSE: We respectfully advise the Staff that we have revised the disclosure regarding voting powers and associated natural persons for Wavemaker Pacific 3, L.P. and Rocket Internet Capital Partners ii Scs.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ BinXue
Bin Xue
Chairman